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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 California Street, Suite 1
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Engle (402) 391-7977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ LLP
(Name – *if individual, state last, first, middle name*)

4200 University Ave, Suite 410	West Des Moines	Iowa	50266
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

yw

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY PATORA
General Notary
State of Nebraska
My Commission Expires Sep 23, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

INTELLECTUAL CAPITAL AT WORK

LWBJ®

4200 University Avenue, Suite 410
West Des Moines, IA 50266
Phone 515-222-5680
Fax 515-222-5681

lwbj.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Kuehl Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuehl Capital Corporation as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuehl Capital Corporation's management. Our responsibility is to express an opinion on Kuehl Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kuehl Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements, and the Computation of Reserve Requirement (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Kuehl Capital Corporation's financial statements. The supplemental information is the responsibility of Kuehl Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements, and the Computation of Reserve Requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

LWBJ, LLP

We have served as Kuehl Capital Corporation's auditor since 2014.

West Des Moines, IA
February 23, 2018

KUEHL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Current assets		
Cash	$	1,525,722
Accounts receivable		168,597
Related party receivable (Note 4 and 7)		41,796
Prepaid expenses		17,976
Warrants in process		66,880
Other		795
Total current assets		**1,821,766**
Property and equipment, net of $139,744 accumulated depreciation		91,618
Warrant inventory (Note 6)		55,224
TOTAL ASSETS	**$**	**1,968,608**
LIABILTIIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$	13,200
Unearned revenue		617,322
Total liabilities		**630,522**
Commitment (Note 4)		
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Additional paid in capital		122,442
Retained earnings		1,214,644
Total stockholder's equity		**1,338,086**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**1,968,608**

See accompanying notes to financial statements

KUEHL CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues	
Advisory fees:	
Annual advisory fees	$ 1,246,883
Bond structuring fees	3,306,375
Warrant structuring fees	1,214,162
Total advisory fees	**5,767,420**
Other income	
Interest income	7,931
Bad debt recovery	9,000
Total other income	16,931
Total revenues	**5,784,351**
Costs and expenses	
Salaries, benefits, and related taxes (Note 3)	2,389,835
SID debt issuance expense	1,066
Regulatory expense	73,881
Professional fees	71,033
Rent (net of $38,690 sublease) (Note 4 and 7)	78,471
Office	52,229
Computer	52,420
Charitable contributions	58,359
Depreciation	24,319
Business development	12,564
Insurance expense	15,418
Miscellaneous expense	1,958
Total cost and expenses	**2,831,553**
NET INCOME	**$ 2,952,798**

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2016	$ 1,000	$ 122,442	$ 1,391,846	$ 1,515,288
Distributions	-	-	(3,130,000)	(3,130,000)
Net income	-	-	2,952,798	2,952,798
Balance, December 31, 2017	$ 1,000	$ 122,442	$ 1,214,644	$ 1,338,086

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Reconciliation of cash from operating activities:	
Net income	$ 2,952,798
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	24,319
(Increase) decrease in operating assets:	
Accounts receivable	28,305
Related party receivable	(41,796)
Prepaid expenses	(17,976)
Warrants	64,335
Other	525
Increase (decrease) in operating liabilities:	
Accounts payable	(1,722)
Unearned revenue	(6,956)
Net cash provided by operating activities	**3,001,832**
Cash flows from investing activities:	
Purchases of property and equipment	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Distributions to stockholder	(3,130,000)
Net cash used in financing activities	**(3,130,000)**
Net decrease in cash	**(128,168)**
Cash at beginning of year	1,653,890
CASH AT END OF YEAR	**$ 1,525,722**

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

Note 1. Nature of Business and Significant Accounting Policies

Kuehl Capital Corporation ("the Company") is a municipal financial advisor providing services to Sanitary Improvement Districts ("SIDs") in the greater Omaha, Nebraska area. The Company is a municipal securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

The financial statements and notes are representations of Company management, who is responsible for the integrity and objectivity of the financial statements. The accounting policies conform to U.S. generally accepted accounting principles ("GAAP") and have been applied on a consistent basis in the preparation of the financial statements.

Significant accounting policies are as follows:

Use of Estimates:

In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable:

Accounts receivable represent amounts due from SIDs for annual advisory fees. Management performs an assessment of collectability throughout the year and amounts are charged off when deemed uncollectable. Recoveries of accounts receivables previously written off are recorded when received.

Revenue Recognition:

The Company recognizes revenue as services are earned. Annual advisory fees are recognized pro-rata over the term of the contract. Fees billed in advance are reported as unearned revenue until earned. Bond structuring fees are recognized upon closing of the respective bond issue. Warrant structuring fees are recognized when the company has substantially completed their contractual obligations, essentially obtaining bond counsel opinion such that the warrants become marketable.

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method for financial statement purposes. Useful lives on equipment is 3-10 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owners of Nuceaux, LLC are required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements. The Company and Nuceaux, LLC have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years prior to 2013.

Subsequent Events:

Subsequent events have been evaluated through February 23, 2018, which is the date the financial statements were available to be issued.

Issued accounting pronouncements:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASU") 2016-02, Leases (Topic 842), ("ASU 2016-02"). ASU 2016-02 replaces legacy GAAP applicable to the accounting for leases. Currently, GAAP does not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This new lease guidance will change that treatment under GAAP by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but it

will also reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Companies may use a modified retrospective transition to adopt ASU 2016-02. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"). ASU 2014-09 outlines a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those periods. Early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

Note 2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000 and requires the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital, as defined by the Rule, fluctuates on a daily basis; however, net capital was $1,063,797 at December 31, 2017 and the Company's net capital ratio was .43 to 1.

Note 3. Employee Benefit Plan

The Company sponsors a profit-sharing plan for all eligible employees which provides for employer contributions of 3% of eligible compensation to be made for all eligible employees. In addition, the Company may make

discretionary contributions to the eligible employees. In 2017, the Company contributed $250,653 to the employee profit-sharing plan.

Note 4. Commitment

Facilities occupied by the Company are leased under an agreement that expires in December 2022 and calls for a base rent plus charges for common area maintenance and taxes. In January 2017 the Company entered into a five-year agreement with a related party, QCC Holdings, LLC ("QCCH") (Note 7) to sublease a portion of their office. Net rental cost (net of $38,690 of sublease income) during 2017 was $78,471. Future minimum lease commitments under this arrangement at December 31, 2017 are as follows:

Year ending December 31:	Lease Commitment	Sublease	Net Rent
2018	$69,380	$22,520	$46,860
2019	$70,888	$22,957	$47,931
2020	$72,396	$23,395	$49,001
2021	$73,904	$23,832	$50,072
2022	$75,413	$24,270	$51,143
Total minimum lease commitments	$361,981	$116,974	$245,007

Note 5. Concentration

The Company regularly maintains cash on deposit in excess of the Federal Deposit Insurance Corporation insurance limits. The Company believes it is not exposed to any significant credit risk on cash balances.

Note 6. Warrants

The Company accounts for investments under the provisions of FASB ASC Topic 320, Investments. Warrant inventory is classified as held-to-maturity investments as the Company has the intent and ability to hold these securities to maturity. Such securities may, at times, be called prior to maturity. Held-to-maturity investments are recorded at cost and adjusted for accrued interest. There are no significant differences between fair market value and the adjusted cost of the held-to-maturity investments.

Warrants held at December 31, 2017 accrued 7% interest annually and have contractual maturities of 5 years. Management has determined that no other

than temporary impairment exists on these securities at December 31, 2017. Warrant inventory was $55,224 at December 31, 2017.

Note 7. Related Transactions

Aspect Venture Partners, LLC ("AVP") is a related party due to common ownership by two (2) owners of the Company. AVP is the primary funding entity for QCCH.

As of December 31, 2017, $41,796 was due from QCCH for rent and telephone expenses incurred in 2017, $38,690 (see Note 4) and $3,106, respectively. The owners of both entities have agreed that the payment of the $41,796 will be made when QCCH, a commercial real estate loan investment start up, completes its next transaction, which is anticipated to occur within the second quarter of 2018.

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Aggregate indebtedness		
Total liabilities	$	630,522
Accounts receivable		(168,597)
Total aggregate indebtedness	**$**	**461,925**
Net capital		
Common Stock	$	1,000
Additional paid in capital		122,442
Retained earnings		1,214,644
Total stockholder's equity		1,338,086
Deduct nonallowable assets:		
Net property and equipment		(91,618)
Related party receivable		(41,796)
Prepaid expenses		(17,976)
Other		(795)
Securities haircuts:		
Warrants held		(122,104)
Total non allowable assets and securities haircuts		(274,289)
Net capital	**$**	**1,063,797**
Computation of basic net capital requirements pursuant to Rule 15c3-1:		
Minimum requirement of 6-2/3% of aggregate indebtedness of $461,925 or $100,000, whichever is greater		100,000
Excess net capital		963,797
Net capital less 10% of the total aggregate indebtedness or 120% of the minimum requirement, whichever is greater	$	943,797
Percentage of net capital to required capital		**943.80%**
Percentage of aggregate indebtedness to net capital		**43.42%**

Statement pursuant to paragraph (d) of Rule 17a-5:

aggregate indebtedness and net capital set forth above and the amounts reported in the Company's corresponding amended unaudited Part II FOCUS report as of December 31, 2017.

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2017

The Company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT
DECEMBER 31, 2017

The Company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

LWBJ®

INTELLECTUAL CAPITAL AT WORK

4200 University Avenue, Suite 410
West Des Moines, IA 50266
Phone 515-222-5680
Fax 515-222-5681

lwbj.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Kuehl Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kuehl Capital Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") by Kuehl Capital Corporation for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating Kuehl Capital Corporation's compliance with the applicable instructions of Form SIPC-7. Kuehl Capital Corporation's management is responsible for Kuehl Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LWBJ, LLP

West Des Moines, IA
February 23, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047912 FINRA DEC
KUEHL CAPITAL CORPORATION
14747 CALIFORNIA STREET, SUITE 1
OMAHA, NE 68154-1986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TODD ENGLE (402) 391-7977

2. A. General Assessment (item 2e from page 2) $8,677

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,040)
July 21, 2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,637

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $5,637

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5,637

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuehl Capital Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 9 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,784,351
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$5,784,351
2e. General Assessment @ .0015 Rate effective 1/1/2017	$8,677 (to page 1, line 2.A.)

INTELLECTUAL CAPITAL AT WORK

LWBJ®

4200 University Avenue, Suite 410
West Des Moines, IA 50266
Phone 515-222-5680
Fax 515-222-5681

lwbj.com

Report of Independent Registered Public Accounting

To the Board of Directors
Kuehl Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report for Kuehl Capital Corporation, in which (1) Kuehl Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuehl Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) Kuehl Capital Corporation stated that Kuehl Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Kuehl Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuehl Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LWBJ, LLP

West Des Moines, IA
February 23, 2018

EXEMPTION REPORT

FOR

KUEHL CAPITAL CORPORATION

Kuehl Capital Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) That Kuehl Capital Corporation claims the (k)(2)(i) exemption of Rule 15c3-3, and

2) That for the fiscal year of 2017, Kuehl Capital Corporation met the (k)(2)(i) exemption without exception.

Signed: ______________________
Todd Engle

Dated: 2/22/2018